January 15th, 2026	Exhibit 99.4

James Hardie to Optimize Manufacturing Footprint

Initiatives Expected to Generate Annualized Cost Savings of Approximately $25 Million Beginning in Q1 Fiscal Year 2027

Company Reaffirms Guidance for the Third Quarter and Full Year of Fiscal Year 2026

SYDNEY & CHICAGO – January 15, 2026 – James Hardie Industries plc (NYSE / ASX: JHX) ("James Hardie" or the "Company"), a leading provider of exterior home and outdoor living solutions, today announced that it is taking steps to optimize its manufacturing footprint as part of the Company’s ongoing commitment to operational excellence through the Hardie™ Operating System (“HOS”). As part of these actions:

•The Company’s manufacturing facilities in Fontana, California and Summerville, South Carolina will close within the next 60 days;
•The sites’ manufacturing operations, which represent approximately 6% of the Company’s year-to-date North American volume, will be absorbed by other facilities; and
•The Fontana site’s Innovation and Research & Development functions will remain in operation.

Aaron Erter, Chief Executive Officer, said, “During the past several years, James Hardie has made significant investments in modernizing our manufacturing facilities to improve efficiency, support our material conversion opportunities, and to better serve our customers. Following a comprehensive review of our manufacturing network, we have decided to transfer more production volume to our modern, advanced plants. These actions will further improve our cost structure, increase productivity, and reinforce the Hardie Operating System, while ensuring we have the capacity needed to support our growth initiatives. Our focus remains on driving sustainable growth and value creation over the long term.”

Erter continued, “The decision to close our plants in Fontana, California, and Summerville, South Carolina was not taken lightly, and I want to thank the teams at these sites for their years of dedication and hard work. We are grateful for their many contributions, which have been significant in shaping James Hardie.”

Financial Impact and FY26 Guidance

The Company expects the site closures and optimization initiatives to generate annualized cost savings of approximately $25 million beginning in the first quarter of fiscal year 2027. These cost savings will be driven by reduced fixed costs and improved utilization across the remaining manufacturing network, and are incremental to any cost synergy savings related to the recent AZEK acquisition.

The Company expects to incur one-time pre-tax charges of approximately $40 million to $44 million, in connection with the site closures and optimization actions. These charges are expected to consist primarily of employee severance, benefits and transition-related costs, contract termination, and facility exit costs, as well as asset impairments and other non-cash charges.

The one-time pre-tax charges are expected to be recognized primarily in the fourth quarter of fiscal year 2026, split approximately evenly between cash and non-cash items. Further information will be shared on the Company’s upcoming third quarter earnings call.

In connection with today’s announcement, James Hardie reaffirmed its guidance for the third quarter and full year of fiscal year 2026 provided on November 18, 2025, in connection with its second quarter earnings results.

About James Hardie

James Hardie Industries plc is the industry leader in exterior home and outdoor living solutions, with a portfolio that includes fiber cement, fiber gypsum, and composite and PVC decking and railing products. Products offered by James Hardie are engineered for beauty, durability, and climate resilience, and include trusted brands like Hardie®, TimberTech®, AZEK® Exteriors, Versatex®, fermacell® and StruXure®. With a global footprint, the James Hardie portfolio is marketed and sold throughout North America, Europe, Australia and New Zealand.

James Hardie Industries plc is incorporated and existing under the laws of Ireland. As an Irish plc, James Hardie is governed by the Irish Companies Act. James Hardie’s principal executive offices are located at 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland.

Forward-Looking Statements

This communication contains forward-looking statements and information that are subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of James Hardie to be materially different from those expressed or implied in this communication, including, among others, the risks and uncertainties set forth in Section 3 "Risk Factors" in James Hardie’s Annual Report on Form 20-F for the fiscal year ended March 31, 2025; changes in general economic, political, governmental and business conditions globally and in the countries in which James Hardie does business; changes in interest rates; changes in inflation rates; changes in exchange rates; the level of construction generally; changes in cement demand and prices; changes in raw material and energy prices; changes in business strategy; the AZEK acquisition and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. James Hardie assumes no obligation to update or correct the information contained in this Press Release except as required by law.

This media release has been authorized by the James Hardie Board of Directors.

James Hardie Contacts:

Investors:
Joe Ahlersmeyer, CFA
Vice President, Investor Relations
+1 773-970-1213
investors@jameshardie.com

Media:
Ed Trissel / Arielle Rothstein
Joele Frank, Wilkinson Brimmer Katcher
+1 212-355-4449

Jack Gordon
Sodali & Co.
+61 478 060 362
jack.gordon@sodali.com